

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





March 15, 2005

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Re: Crown Holdings, Inc.
Incoming letter dated February 5, 2005

Dear Mr. Morse:

This is in response to your letter dated February 5, 2005 concerning the shareholder proposal submitted to Crown Holdings by Robert D. Morse. On January 27, 2005, we issued our response expressing our informal view that Crown Holdings could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram


RECD S.E.C.
MAR 1 6 2005
1088

Jonathan A. Ingram
Deputy Chief Counsel

cc: William G. Lawlor
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103-2793

Securities & Exchange Commission
Office of The Chief Counsel
450 Fifth St. NW
Washington, DC 20549

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ref: Crown Holdings February 5. 2005

Ladies and Gentlemen:

It continues to be the determination of the S.E.C. that its "Rules" be enforced, even though it has been pointed out numerous times as being offensive to the credibility of all those firms trading securities for their customers. That is, denying monthly records of holdings, which are the holder's accepted proof of ownership as proof of the required amount of $2000.00.

You are behind the times, as Corporations themselves, introduced the money and time-saving discontinuance of certificates. You are interfering with the normal course of business of a firm which trades equities for their customers. I will NOT BOTHER T.D. WATERHOUSE further in supplying a special letter to meet your demands ! Why not be gracious and approve my presentation ? Enclosed is copy [you may have missed], showing that a broker's report is now acceptable for attendance at a meeting of Agere Systems this year.

It has been years since I faulted the S.E.C. for using the word "Promulgated" and a few others not generally understood, and since deleted and gratefully appreciated. You may not recall the hassle the S.E.C. had with correcting the Cracker Barrel ruling and the lengthy explanation as to the reason ?

I will again ask what constitutes "a valid reason" for non-attendance more important than looking after my wife's medical needs, just to repeat within 3 minutes or so my Proposal, and the expense involved, while Management travels at Company and Shareowner's loss ?

6 copies to S.E.C.
Copy to CCK
Perhaps to other firms.

Thank you for expected understanding the situation.

Robert D. Morse 

AGERE SYSTEMS
FEB 15, 2005 EXHIBIT

PROXY STATEMENT

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Agere Systems Inc. of proxies to be voted at the company's Annual Meeting of Stockholders, to be held on February 17, 2005, and at any meeting following postponement or adjournment of the annual meeting.

You are cordially invited to attend the annual meeting, which will begin at 9:00 a.m. E.S.T. The meeting will be held in the Edward Nash Theater at the Raritan Valley Community College, Route 28W and Lamington Road, North Branch, New Jersey 08876. Stockholders will be admitted beginning at 8:00 a.m. E.S.T. The location is accessible to handicapped persons, and we will provide wireless headsets for hearing amplification upon request.

You will need an admission ticket to enter the meeting. If you are a stockholder of record, that is, you have an Agere Systems stock certificate or hold your shares in an account with our transfer agent, The Bank of New York, and received our proxy materials by mail, you will find an admission ticket attached to the proxy card sent to you. If you plan to attend the meeting in person, please retain the admission ticket and bring it with you to the meeting. A map and directions to the meeting are printed on the admission ticket. If you are a stockholder of record, received an e-mail describing how to view our proxy materials over the Internet and want to attend the meeting in person, you should contact The Bank of New York by phone at 1-866-AGEREIR, or by writing to The Bank of New York, P.O. Box 11082, Church Street Station, New York, New York 10286, to obtain an admission ticket.

BROKER PROOF ACCEPTED

If your shares are held in "street name," that is, you hold your shares in an account with a bank, broker or other holder of record, and you plan to attend the meeting in person, you can obtain an admission ticket in advance by sending a written request, along with proof of ownership, such as a recent account statement, to our transfer agent, The Bank of New York, P.O. Box 11082, Church Street Station, New York, NY 10286. If you arrive at the meeting without an admission ticket, we will admit you if we are able to verify that you are an Agere Systems stockholder.

We will also be webcasting the annual meeting. You can access the webcast at http://www.agere.com/webcast. Information on our website, other than our proxy statement and form of proxy, is not part of the proxy soliciting materials.

We are first mailing this proxy statement, the proxy card and voting instructions on December 29, 2004, to persons who were stockholders at the close of business on December 20, 2004, the record date for the meeting.

Our fiscal year begins on October 1 and ends on September 30. References in this proxy statement to the year 2004 or fiscal 2004 refer to the 12-month period from October 1, 2003 through September 30, 2004.